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                                                               Exhibit 4.(a)(v)

                                    GUARANTEE


DATE:       14th day of October 1999


PARTIES:

(1)   Madge Networks NV ("The Guarantor):

(2)   Hewlett-Packard International Bank Limited ("HPIB")

      LIFFEY PARK, BARNSHALL, LEIXLIP, CO. KILDARE, IRELAND

OPERATIVE PROVISIONS:

(1)   GUARANTEE

      In consideration of HPIB agreeing to enter into leasing or other financing agreements ("Leasing Contracts") to lease or finance the provision of computer equipment and ancillary services to Madge.web Limited (the .Company"), the Guarantor hereby unconditionally and irrevocably guarantees to HPIB, the due payment and discharge by the Company of all the Company's present and future indebtedness and other financial liabilities arising solely from the Leasing Contracts to HPIB, whether actual or contingent and whether incurred solely or jointly and of all interest, commission, charges and expenses payable by the Company to HPIB pursuant to the Leasing Contracts (the "Indebtedness").


(2)   TERM


      This Guarantee shall continue in force and effect in respect of all Leasing Contracts until the Guarantor delivers to HPIB thirty (30) days' notice in writing by letter or facsimile of the termination of this guarantee, which notice shall not in any way relieve the Guarantor from liability for any indebtedness of the Company incurred in respect of the Leasing Contracts outstanding prior to the expiry of such notice.


(3)   DEMAND

      3.1 If the Company defaults in payment of any Indebtedness when due the Guarantor shall pay to HPIB within 10 working days of first demand. without set off or other deduction. an amount equal to the amount so unpaid. A certificate by HPIB's Head of Finance of the amount so payable with supporting documents shall be conclusive unless manifestly incorrect.

      3.2 A demand shall be sufficiently served on the Guarantor if made to it at its address set out above by letter or facsimile and shall be effective on receipt.





(4)   GUARANTOR'S LIABILITY


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      4.1   The Guarantor shall not be discharged by time or any other concession given to the Company or any third party by HPIB or by anything HPIB may do or omit to do or by any other dealing which, but for this provision, would or might discharge the Guarantor.


      4.2   This Guarantee shall

            4.2.1 be in addition to any other guarantee or security held by HPIB at any time for the Indebtedness;

            4.2.2 be a continuing guarantee, shall not be discharged by any intermediate settlement of the Indebtedness and shall remain in effect until the Indebtedness is discharged in full;


            4.2.3 remain in force notwithstanding (and the Guarantor's obligations under this Guarantee shall not be impaired, affected or discharged by) any failure, defect, illegality or unenforceability of or in any of the Company's obligations in respect of the Indebtedness;

            4.2.4 inure to the benefit ofHPIB.. its successors and assigns. In the event HPIB gives notice to the Guarantor of an assignment of the benefit of this Guarantee, the assignee shall have full rights to enforce the Guarantee instead of HPIB.

(5)   LAW

      This Guarantee shall be governed by the Laws of England and the Guarantor hereby submits to the non-exclusive jurisdiction of the courts of United Kingdom.



Duly signed on behalf of Guarantor having authority under its rules of in corporation.




/s/ Robert H Madge
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SIGNATURE


Robert H. Madge
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Printed Name


Managing Director
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Title


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